MPA BD SERVICES LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-70617

YEAR ENDED DECEMBER 31, 2025

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MPA BD Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

590 Madison Avenue; 29th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randy Stouber	732-239-0494	rstouber@rrbb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

9/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy Stouber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MPA BD Services LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FinOP

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MPA BD Services LLC
Index to the Financial Statements
December 31, 2025



PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of MPA BD Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MPA BD Services LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supplemental Information

The supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2022.

March 31, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10029 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

MPA BD Services LLC
Statement of Financial Condition
At December 31, 2025

ASSETS

Cash	$	200,273
Other assets		1,881
Total Assets	$	202,154

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	45,139
Due to affiliate		11,073
Total Liabilities		56,212

Member's Equity:

Member's Capital		145,942
Total Member's Equity		145,942
Total Liabilities and Member's Equity	$	202,154

MPA BD Services LLC
Statement of Operations
Year Ended December 31, 2025

Revenues	
Investment banking commissions	$ 1,980,300
Advisory fees	1,360,380
Interest income	2,894
Total Revenues	3,343,574
Expenses	
Professional fees	97,685
Computer & internet	3,327
Rent	12,000
Taxes	254,927
Regulatory expenses	3,371
Other expenses	7,007
Total Expenses	378,317
Net Income	$ 2,965,257

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

MPA BD Services LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2025

Member's equity at January 1, 2025	$ 406,229
Distributions	(3,225,544)
Net income	$ 2,965,257
Member's equity at December 31, 2025	$ 145,942

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

MPA BD Services LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows from Operating Activities:	
Net income	$ 2,965,257
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities	
Other assets	(1,250)
Accounts payable and accrued expenses	(5,106)
Due to affiliate	2,788
Net cash provided by operating activities	2,961,689
Cash Flows used in Financing Activities:	
Distributions	(3,225,544)
Net cash used in financing activities	(3,225,544)
Net decrease in cash	(263,855)
Cash, beginning of the year	464,128
Cash, end of the year	$ 200,273
Supplemental disclosure:	
Cash paid for interest	-
Cash paid for taxes	$ 254,927

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

1. **Organization and Nature of Business**

    MPA BD Services LLC (the "Company") is a fully owned subsidiary of BD Advisor Holdings LLC. The Company was initially formed on August 26, 2019 as BD Advisor LLC. In June 2020, the name was changed to MPA BD Advisor LLC. In March 2022, the name was changed to MPA BD Services LLC. The Company was approved as a broker-dealer on July 20, 2022 and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

    The Company is approved to conduct private placements of securities and mergers and acquisitions and will earn fees in the form of commissions on a negotiated basis, either as a percentage of a flat fee for all transactions.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

    Revenue Recognition
    The Company complies with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, which provides guidance on the recognition of revenue from customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

    Revenue from contracts with customers includes fees in the form of commissions from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

    Revenue is usually recognized at a point in time when a performance obligation is satisfied. Revenue includes fees earned for providing advisory services in connection with mergers and acquisitions, restructuring, and financing. Fees received in advance are deferred until performance obligations are met. There are no advances at December 31, 2025.

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Cash & Cash Equivalents
    Cash and cash equivalents are stated at cost, which approximates market. Cash and cash equivalents includes cash in banks and a money market account, which balances may, from time to time, exceed FDIC-insured limits. There was no excess over FDIC-insured limits at December 31, 2025.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company is a limited liability company and for federal and state income tax purposes earnings and losses are reported in the personal tax returns of its members, where such members are ultimately responsible for the tax liability. However, the Company is subject to certain taxes at the entity level, including New York City Unincorporated Business Tax ("UBT"), New York State Pass-Through Entity Tax ("PTET"), and other state and local taxes; such amounts are recognized as income tax expense in the accompanying financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2023.

In accordance with U.S. GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are sustainable when potentially challenged by the applicable tax authority. Tax positions deemed potentially unsustainable would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2025, management has determined that there are no uncertain tax positions.

Segment Information
The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of mergers and acquisitions and private placement activities and will earn fees in the form of commissions on a negotiated basis. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The financial information presented in the consolidated financial statements is reflective of the operations of this single reporting segment, and there are no separate, identifiable components that meet the criteria for segmentation. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l) which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $144,061, which was $139,061 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness as a percentage of Net Capital was 39.02%.

4. **Indemnification and Uncertainties**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

The Company is a broker-dealer registered with the SEC and is subject to regulatory supervision by the SEC and FINRA. There are no pending regulatory inquiries that would have a material adverse effect on the financial statements of the Company.

5. **Leases**

    The Company occupies office space in New York City which it shares with its parent BD Advisor Holdings LLC pursuant to an Expense Sharing Agreement (see Note 6). Through December 31, 2025, the Company was not party to any lease that has a term of one year or more that would require the Company to record a right of use asset and lease liability pursuant to FASB Accounting Standards ("ASC") 842, *Leases*. The Company did not adopt any practical expedients available under the standard.

6. **Related Party Transactions**

    The Company has an Expense Sharing Agreement (ESA) in place with its Parent (BD Advisor Holdings LLC). During the year ended December 31, 2025, expenses allocated under the ESA included $12,000 of rent expense and $1,098 of computer and internet expense. Amounts due to the related party totaled $11,073 at December 31, 2025 and are included in the Due to affiliate in the statement of financial condition.

7. **Subsequent Events**

    Management has evaluated subsequent events through the date on which these financial statements were issued. In January 2026, the Company made distributions to its member totaling $675,305. No other subsequent events requiring adjustment or disclosure have been identified.

8. **Commitments and Contingencies**

    At December 31, 2025, Management has assessed and determined that there were no material commitments or contingencies that require adjustment or disclosure to these financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2025

MPA BD Services LLC
Schedule I - Computation of Net Capital Under S.E.C. Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Net Capital:	
Total member's equity	$ 145,942
Less non-allowable assets	(1,881)
Net Capital	$ 144,061
Aggregate Indebtedness:	
Items included in the statement of financial condition:	
Aggregate indebtedness	$ 56,212
Computation of basic net capital requirement:	
Minimum net capital requirements (6 2/3% of net aggregate indebtedness)	3,747
Minimum net capital required	5,000
Excess net capital	$ 139,061
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 138,061
Ratio of aggregate indebtedness to net capital	0.39 to 1

There are no material differences between net capital computation shown above and the net capital computation shown on the Company's most recent amended unaudited Part II of Form X-17A-5 report as of December 31, 2025.

See report of independent registered public accounting firm.

MPA BD Services LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2025

A computation of reserve requirements is not applicable to MPA BD Services LLC. See Exemption Report.

See report of independent registered public accounting firm.

MPA BD Services LLC
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2025

Information relating to possession or control requirements is not applicable to MPA BD Services LLC. See Exemption Report.



Report of Independent Registered Public Accounting Firm on Review of the SEA Rule 15c3-3 Exemption Report

To the Managing Member
MPA BD Services LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) MPA BD Services LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15C-3-3; and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Private placements; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions, for the year ended December 31, 2025.

PKF O'Connor Davies, LLP

March 31, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

MPA BD Services LLC
Exemption Report

MPA BD Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

> (2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively: (1) Private Placements; (2) Receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MPA BD Services LLC

I, Randy Stouber swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: __*Randy Stouber*_____

Title: FinOp
March 31, 2026